UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For period ended: September 30, 2008

☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Point Blank Solutions, Inc.
Full name of registrant

2102 SW 2nd Street
Address of principal executive office

Pompano Beach, Florida 33069
City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Point Blank Solutions, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for its quarter ended September 30, 2008 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense because management of the Company is in the process of finalizing the financial statements and related disclosures to be included in the Form 10-Q. As part of that process, management is continuing to review a significant number of material financial transactions and reporting disclosures that were pending at the end of the third quarter that need resolution before filing the Form 10-Q. The Company expects to file the Form 10-Q on or prior to November 17, 2008.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

James F. Anderson	(954)	630-0900
(Name)	(Area code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

Point Blank Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2008	By:	/s/ James F. Anderson
Chief Financial Officer

Annex A (pursuant to Part IV, Question 3)

As discussed in Part III above, the unaudited, draft financial information included in this Annex A has not been finalized and is subject to change. As such, readers are cautioned not to place undue reliance on this financial information.

The Company expects to report that its net sales were approximately $30.3 million for the fiscal quarter ended September 30, 2008 compared to $71.8 million for the same period last year. The Company also expects to report a net loss of approximately $5.8 million (or $0.12 per share) for the fiscal quarter ended September 30, 2008 compared to a net loss of $0.3 million (or $0.01 per share) in the same period last year.